UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date:February 25, 2025
Commission File Number: 001-41912
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Ferrovial SE
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current Form 6-K to report transactions carried out by Ferrovial SE under the repurchase program of its shares between January 27, 2025 and February 21, 2025.
Attached to this current report on Form 6-K are:
(i) a press release dated February 4, 2025 as Exhibit 99.1.
(ii) a press release dated February 11, 2025 as Exhibit 99.2.
(iii) a press release dated February 18, 2025 as Exhibit 99.3.
(iv) a press release dated February 25, 2025 as Exhibit 99.4.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated February 4, 2025.
99.2	Press Release issued by Ferrovial SE dated February 11, 2025.
99.3	Press Release issued by Ferrovial SE dated February 18, 2025.
99.4	Press Release issued by Ferrovial SE dated February 25, 2025.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: February 25, 2025
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer